FORM 6-K

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For March 17, 2015

Commission File Number: 333-189150

LLOYDS BANKING GROUP PLC
5th Floor
25 Gresham Street
London EC2V 7HN
United Kingdom
________________________________________________
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.
Form 20-F __X__       Form 40-F _____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

EXPLANATORY NOTE

In connection with the issuance by Lloyds Bank plc of $1,000,000,000 aggregate principal amount of  1.750% Senior Notes due 2018,  $1,000,000,000 aggregate principal amount of 2.400% Senior Notes due 2020 and $500,000,000 Floating Rate Notes due 2018 fully and conditionally guarranteed by Lloyds Banking Group plc, Lloyds Banking Group plc is filing the following documents solely for incorporation into the Registration Statement on Form F-3 (File Nos. 333-189150 and 333-189150-01):

Exhibit List

Exhibit No.	Description
1.1	Underwriting Agreement, dated as of March 12, 2015
4.1
Fourth Supplemental Indenture to the Subordinated Debt Securities Indenture between Lloyds Bank plc, as Issuer, Lloyds Banking Group plc, as Guarrantor and The Bank of New York Mellon acting through its London Branch, as Trustee, dated as of March 17, 2015.

5.1	Opinion of CMS Cameron McKenna LLP
5.2	Opinion of Linklaters LLP
5.3	Opinion of Davis Polk & Wardwell London LLP

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

LLOYDS BANKING GROUP PLC (Registrant)
Date:	March 17, 2015	By:	/s/ Matthew Harrison
			Name:	Matthew Harrison
			Title:	Public Senior Funding & Covered Bonds Manager